

Mail Stop 3030

March 26, 2010

<u>VIA U.S. MAIL and FACSIMILE (408) 546-4588</u>

Mr. David Vellequette
Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

> RE: **JDS Univphase Corporation**
> **Form 10-K for the fiscal year ended June 27, 2009**
> **Filed August 24, 2009**
> **File No. 000-22874**

Dear Mr. Vellequette:

We have reviewed your response dated February 25, 2010 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

1.   Reference is made to your response to our prior comment 2 and your SAB 99 and SAB 108 analysis attached to your response letter dated February 25, 2010. Please provide us with the following additional information so we may continue to evaluate your response:
   - With regards to your table that evaluates the impact of the errors on previously issued periods (i.e. quarters) on the fifth page in your SAB 99 and 108 analysis attached to your response letter dated February 25, 2010, please expand your table in this analysis by quarter to present the impact of each of the individual adjustments on a gross basis, as well as the impact on each individual statement of operations line item, including revenue, cost of sales, gross profit, etc., similar to the tables / analysis on the fourth page in your SAB 99 and 108 analysis attached to your response letter dated February 25, 2010. In these expanded analysis tables, please separately disclose (1) the out of period adjustments and (2) the originating error adjustments, with attached disclosure for each adjustment describing the nature, the quarter in which the adjustment originated and the period the adjustment was discovered. Please provide these expanded analysis tables for each quarter in fiscal 2009 and 2008.
   - Please add to the above expanded analysis tables the impact that each adjustment had on loss from operations. In this regard, please tell us your consideration of loss from operations as part of your SAB 99 analysis on an annual and quarterly basis, including whether you have assessed if any of the errors identified materially impact your loss from operations in any referenced period.
   - Please provide us with the details regarding any out of period adjustments or originating errors identified and recorded in the first and second quarters of fiscal 2010 and provide us with your SAB 99 and 108 analysis, if applicable. In providing us this analysis, please expand the information in the analysis to address the first and second bullet point to this comment. Also, provide us an analysis that demonstrates how the out of period adjustments recorded in each of the fiscal quarters in 2010 that existed in a prior year or quarter were considered in determining whether such prior periods on a annual and quarterly basis were materially misstated.
   - Please provide us with your latest projections of income / loss from operation and net income / loss for the year ended June 30, 2010.
   - Further, tell us if you have developed expected results for fiscal 2011, if so, tell us what these expectations are and reflect on whether you anticipate them to be near break-even.

2.	We note from your discussion on the second and third page in your SAB 99 and 108 analysis attached to your response letter dated February 25, 2010 that several out of period adjustments for fiscal 2009 and 2008 originated in fiscal 2007. In this regard, please provide us with a separate materiality analysis of fiscal 2007 on a quarterly and annual basis, considering the requested expanded information as specified in the above comment, which reflects how these errors that originated in fiscal 2007 were considered in determining whether the fiscal year and quarters for 2007 were materially misstated.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3640 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Julie Sherman
Accounting Reviewer